

May 9, 2013

<u>Via U.S. Mail</u>
George Morris
Chief Executive Officer
Internet Infinity, Inc.
220 Nice Lane #108
Newport Beach, CA 92659

> **Re: Internet Infinity, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed May 8, 2013**
> **File No. 0-27633**

Dear Mr. Morris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 Changes in Registrant's Certifying Accountant</u>

1. We reference your disclosure in the first paragraph regarding an April 26, 1993 comment letter from the SEC concerning Kennedy's "Recent Accounting Pronunciations". It appears that you are filing the amendment in response to our comment letter dated April 26, 2013 regarding the disclosures in Form 8-K filed April 24, 2013. As such, please revise the date of the comment letter disclosed in the second line. Also, please explain to us what you are trying to convey in your disclosure regarding Auditor Kennedy's "Recent Accounting Pronunciations." If possible, please clarify your disclosure or remove the disclosure as such disclosure is not required by Item 304 of Regulation S-K.

2. We reviewed the revisions to your disclosure in response to comment one in our letter dated April 26, 2013. It appears your revised disclosure does not address the modification in Kennedy's report for each of the past two years. As previously requested, please revise your disclosure in the first paragraph of Item 1 and fourth paragraph of Item 4 to state that the

report of Kennedy on your financial statements for each of the past two years contained an explanatory paragraph describing an uncertainty about your ability to continue as a going concern. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K. Please note that the disclosures in the second, third and fourth paragraphs of Item 1 are not required by Item 304 of Regulation S-X.

3. We reviewed the revisions to your disclosure in response to comment two in our letter dated April 26, 2013. Your discussion regarding disagreements with Kennedy in Item 2 and fourth paragraph of Item 4 references subsequent interim periods through December 31, 2012 rather than any subsequent interim period preceding the dismissal of Kennedy. As previously requested, please revise your disclosure to state whether there were any disagreements with Kennedy on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to the satisfaction of Kennedy, would have caused it to make a reference to the subject matter of the disagreement in connection with its report during your two most recent fiscal years and any subsequent interim period preceding the dismissal of Kennedy.

4. Your disclosure in Item 3 and sixth paragraph of Item 4 refers to subsequent interim periods through December 31, 2012 rather than any subsequent interim period preceding the engagement of Anton & Chia. Please revise your disclosures to refer to any subsequent interim period preceding the engagement of Anton & Chia.

5. Please file an updated letter from Kennedy as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

6. Please note that Exhibits II and III are not required by Item 304 of Regulation S-K and that the letter provided by Kennedy as Exhibit IV should be filed as an exhibit under Item 9.01 of Form 8-K. Please also note that the letter provided in Exhibit V is not required by Item 304 of Regulation S-K and should be submitted as correspondence in Edgar.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief